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www.cwlaw.com

October 15, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Pamela Long

Re:	LSB Industries, Inc.; Form S-3 Registration Statement; File No. 333-161935; Our File No. 07033-0027

Ladies and Gentlemen:

On behalf of LSB Industries, Inc. (the “Company”), the following are responses to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Form S-3 Registration Statement filed September 15, 2009, SEC File No. 333-161935 (the “Registration Statement”).  The SEC comments were delivered to David M. Shear, Senior Vice President and General Counsel of the Company, by letter dated October 1, 2009 (the “Comment Letter”).

Please note that with the filing of this letter, the Company filed with the SEC the Company’s Amendment No. 1 to the Registration Statement (the “Amendment”).  A marked copy illustrating the changes to the originally filed Amendment No. 1 to the Registration Statement is included herewith for your convenience.

The SEC’s comments and the Company’s responses thereto are set forth below, numbered as such comments are numbered in the Comment Letter.  Capitalized terms used herein have the meanings assigned to them in the Amendment.  Page numbers referenced in responses indicate the pages of the Amendment.

Risk Factors, page 3

1. We note the disclosure in the last two sentences of the introductory paragraph.  Please be advised that you must disclose all known material risk factors and may not qualify your disclosure in this manner.  Please revise accordingly.

Response:	The last two sentences in the introductory paragraph have been deleted and replaced with the following:

“The risks discussed in this prospectus could cause our business, operating results, prospects or financial condition to be harmed.

Securities and Exchange Commission
Division of Corporation Finance
October 15, 2009

This could cause the market price of our common stock to decline and could cause you to lose all or part of your investment.”

Forward-Looking Statements, page 8

2. We note the statement in the second sentence of the first paragraph that you and your management “may make other written or oral communications from time to time that contain forward-looking statements.”  Please be advised that this statement does not appear to satisfy the requirements of Section 27A.c. of the Securities Act and Section 21E.c. of the Exchange Act with respect to prospective oral or written forward-looking statements.  Please revise accordingly.

Response:	The Registration Statement has been amended to delete the noted sentence.

3. Please revise to remove the term “will” from the list of forward-looking terminology.

Response:	The Registration Statement has been amended to remove the term “will” from the list of forward-looking terminology.

Description of Debt Securities, page 17

4. Based on your description of debt securities, it appears that your debt securities may be guaranteed.  Please register the guarantees and add the guarantors as co-registrants, and revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus.  In addition, please have counsel revise its legality opinion accordingly.

Response:
The debt securities will not include guarantees and guarantors.  Accordingly, the Amendment does not include guarantees and guarantors as co-registrants.  The fifth bullet point on page 23 of the Registration Statement has been deleted to clarify that the debt securities will not be guaranteed.

5. We note the statement in the second sentence of the second introductory paragraph that the summary is “not complete and is qualified in its entirety by reference to the base indentures…”  Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required.  See Rule 411(a) of Regulation C.  Please revise accordingly.

Response:	The second introductory paragraph under the heading “Description of Debt Securities” on page 17 has been amended to read as follows:

“We believe that the following describes the material provisions of the indentures and the debt securities. In addition, the indentures and the debt securities sold pursuant to this prospectus could be revised and varied depending on negotiations with the purchasers of our debt securities, which revisions and changes will be

Securities and Exchange Commission
Division of Corporation Finance
October 15, 2009

described in a supplemental prospectus filed by us with the SEC. We urge you to read the indentures.”

6. We note the statement in the first sentence of the second introductory paragraph that this second provides only a “summary of selected provisions of the indentures and the debt securities.”  Please revise to clearly state that this section described the “material” provisions of the indentures and the debt securities.

Response:	Please see the response to the Staff’s comment no. 5.

7. The statement in the third sentence of the second introductory paragraph that the “indentures, not this description, defines the rights of the holders of the debt securities” implies that investors are not entitled to rely on the disclosure in the prospectus.  Please revise accordingly.

Response:	Please see the response to the Staff’s comment no. 5.

Legal Matters, page 28

8. Please include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Response:	Counsel’s address has been included under the heading “Legal Matters” on page 28 of the Amendment, in accordance with paragraph 23 of Schedule A of the Securities Act.

Item 16. Exhibits, page II-2

9. We note that you propose to file Exhibit 25.1 (Statement of Eligibility of Trustee on Form T-1) either by amendment or by a current report on Form 8-K prior to the issuance of the applicable securities.  Please be advised that you may not file Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement.  Refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations available at www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. You may rely on Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic form type “305B2”.  Please revise your exhibit list accordingly.

Response:
The Company confirms to the Staff that it intends to rely upon Section 305(b)(2) of the Trust Indenture Act of 1939 and the Staff’s interpretive position set forth in Section 220.01 of Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.  Accordingly, the Company will designate the indenture trustee for any offering of debt securities to be made in the future under the Registration Statement by filing Form T-1 with the SEC, which filing will be made in the EDGAR system under the electronic form type “305B2.”  The Company will not file its Form T-1 by means of a post-effective amendment to the Registration

Securities and Exchange Commission
Division of Corporation Finance
October 15, 2009

Statement or by means of an exhibit to a current report on Form 8-K. The exhibit list has been revised accordingly.

10. Please include in your exhibit list a reference to the form of unit agreement that you will need to file once you conduct a takedown from this shelf registration statement.

Response:	The form of unit agreement is referenced in the Amendment at Exhibit 4.19.

11. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing.  See Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations available at www.sec.gov/divisions/corpfin/guidance/ securitiesartrules-interps.htm.

Response:	An updated unqualified opinion of counsel will be filed with respect to the legality of the securities offered for each sale of the securities registered under the Registration Statement.

Exhibit Index

12. Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response:	The exhibit index has been included in the Amendment as required by Rule 102(d) of Regulation S-T.

Exhibit 5

13. Please have counsel revise its legality opinion to address the following:

•	Opine, if true, that the warrants will be binding obligations of the company.

Response:	The requested opinion is included on page 6 of the opinion of Conner & Winters, LLP (the “Opinion”) attached as Exhibit no. 5 to the Amendment.

•	Delete clause (c) from the second unnumbered paragraph on the last page of the opinion.

Response:	Clause (c) has been deleted from the second unnumbered paragraph on the last page of the Opinion, as requested.

Securities and Exchange Commission
Division of Corporation Finance
October 15, 2009

We appreciate your attention to this matter.  If you have any questions or comments, please do not hesitate to contact Mark H. Bennett of this office or the undersigned at (405) 272-5711.

Sincerely,

/s/ Irwin H. Steinhorn
Irwin H. Steinhorn
For the Firm
Enclosures

cc:	David Shear, Esq.
Pamela A. Long (SEC)
Mark H. Bennett, Esq.
Tony M. Shelby